UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                    SEC FILE NUMBER: 333-7172-01

                           NOTIFICATION OF LATE FILING

(Check one): [ ]Form 10-K   [X]Form 20-F  [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D
             [ ]Form N-SAR          [    ]Form N-CSR
                    For Period Ended: December 31, 2004
             [ ]Transition Report on Form 10-K
             [ ]Transition Report on Form 20-F
             [ ]Transition Report on Form 11-K
             [ ]Transition Report on Form 10-Q
             [ ]Transition Report on Form N-SAR
                       For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

CEZ, a. s.
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Full Name of Registrant

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Former Name if Applicable

CEZ, a. s., Duhova 2/1444
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Address of Principal Executive Office (Street and Number)

140 53 Prague 4, Czech Republic
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We prepare our primary financial statements in accordance with International Financial Reporting Standards ("IFRS") and for the purposes of our Annual Reports on Form 20-F we provide a reconciliation of certain financial information into U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Based on consultations with our auditor during the audit of our IFRS financial statements for 2003, we applied a certain method of accounting for acquisitions from the Czech government that we made in fiscal year 2003. For the purposes of our Annual Report on Form 20-F for fiscal year 2003 our auditor agreed with the U.S. GAAP reconciliation based on such accounting treatment.

In the course of reviewing the U.S. GAAP reconciliation for the purposes of our Annual Report on Form 20-F for fiscal year 2004, our auditor informed us on June 27, 2005 that for U.S. GAAP purposes, since these acquisitions were a combination of companies under common control, we should include the pre-combination operations of these entities in our consolidated financial statements for all periods presented, in a manner similar to a "pooling of interests." As a result, we need to gather the necessary financial statement data to amend our previously reported U.S. GAAP financial information for fiscal years 2002 and 2003 and Ernst & Young is unable to issue an unqualified opinion at this time with respect to the financial statements to be included in Form 20-F for fiscal year 2004 due to the required amendment of the U.S. GAAP reconciliation regarding fiscal years 2002 and 2003. We will not be able to address this issue by June 30, 2005 without unreasonable effort and expense, and thus we seek an extension of the filing deadline for our Annual Report on Form 20-F for fiscal year 2004.

In connection with this Form 12b-25, we furnish on Form 6-K our audited consolidated financial statements prepared in accordance with IFRS and current draft of our Annual Report on Form 20-F for fiscal year 2004 (omitting U.S. GAAP reconciliation, Item 18 and exhibits).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jaroslav Suk                      (+420)                  602 215 856
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          (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                         Yes [X]           No [ ]
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                         Yes [ ]           No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                             CEZ, a. s.
                           ----------------------------------------------
                             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     June 30, 2005


                 By: /s/ Martin Roman             By: /s/ Petr Voboril
                    ------------------------         -----------------------
                    Name:  Martin Roman               Name:  Petr Voboril
                    Title: Chief Executive Officer    Title: Chief Financial
                                                            Officer



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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                              Criminal Violations
                              (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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